Exhibit 99.72

ORION MINE FINANCE ANNOUNCES FINANCING TRANSACTIONS WITH I-80 GOLD CORP.

TORONTO, ONTARIO - December 14, 2021 - Orion Mine Finance announced today that OMF Fund III (F) Ltd., a company managed by Orion Mine Finance Management III LLC (collectively, “Orion”), as lender, entered into a convertible credit agreement (the “Convertible Loan”) with, among others, i-80 Gold Corp. (“i-80”), as borrower, pursuant to which Orion made available to i-80 a non-revolving term facility in the principal amount of US$50,000,000 (the “Initial Principal Amount”). The Convertible Loan bears interest at a rate of 8% per annum and matures on December 13, 2025 (the “Maturity Date”).

The principal amount of the Convertible Loan or any portion thereof is convertible into common shares of i-80 (“Common Shares”) at the option of the lenders at a conversion price of C$3.275 per Common Share (the “Conversion Price”) at any time prior to the earlier of (a) the business day preceding the Maturity Date and (b) the date of repayment in full of the principal amount of the Convertible Loan and all accrued and unpaid interest thereon (the “Conversion Right Expiry Date”). Accrued and unpaid interest on the principal amount is also convertible, in whole or in part, into Common Shares at the option of the lenders at any time prior to the Conversion Right Expiry Date at a conversion price equal to the volume weighted average trading price of the Common Shares for the five trading days immediately preceding the conversion of such amounts owing, subject to the approval of the Toronto Stock Exchange. In certain circumstances i-80 also has the right to require the lenders to convert all or any portion of the principal amount into Common Shares at the Conversion Price.

The Convertible Loan was made in connection with other financing arrangements (together with the Convertible Loan, the “Financing Transactions”) between Orion and i-80, consisting of a gold prepay purchase and sale agreement between, among others, OMF Fund III (Hg) Ltd. and i-80 (the “Gold Prepay Agreement”), a purchase and sale agreement (silver) between, among others, OMF Fund III (Hg) Ltd. and i-80 (the “Silver Stream Agreement”) and an amended and restated offtake agreement between, among others, OMF Fund II (O) Ltd. (“OMF O”), OMF Fund III (Cr) Ltd. and i-80 that amended and restated the offtake agreement between, among others, OMF O and i-80, dated April 7, 2021 (the “Original Offtake Agreement”). Orion previously announced an equity subscription agreement between Orion Mine Finance Fund III LP (“Fund III”), a limited partnership managed by Orion Mine Finance Management III LLC, and i-80, dated October 14, 2021 (the “Subscription Agreement”). Each of OMF O, OMF Fund III (Hg) Ltd. and OMF Fund III (Cr) Ltd. and Orion Mine Finance Fund III LP are affiliates of Orion Mine Finance Management III LLC (collectively, the “Orion Group”). In connection with execution of the Gold Prepay Agreement, i-80 also issued to Fund III warrants to purchase 5,500,000 Common Shares (the “New Warrants”) at a purchase price per Common Share equal to C$3.275, that will be exercisable until December 13, 2024. Closing of the Gold Prepay Agreement and Silver Stream Agreement are subject to certain customary conditions to closing. Further information in respect of the Financing Transactions is contained in i-80’s press release dated December 14, 2021, a copy of which can be found under the SEDAR profile of i-80 at www.sedar.com.

As a result of execution of definitive documents with respect to the Financing Transactions, Orion no longer has the right to receive, by way of standby-fee, warrants to purchase 2,750,000 Common Shares (the “Fee Warrants”), receipt of which was conditional on the Financing Transactions not being completed by December 14, 2021. On October 21, 2021, OMF O received 839,799 Common Shares at a price of C$2.62 per Common Share (the “Fee Shares”) in respect of the transfer fee payable on the disposition by i-80 of its interest in the South Arturo properties under the Original Offtake Agreement. Further information in respect of the Fee Warrants, the Fee Shares and the Subscription Agreement are contained in Orion’s press release dated October 15, 2021, a copy of which can be found under the SEDAR profile of i-80 at www.sedar.com.

Assuming an exchange rate of C$1.2700 for each US$1.00 (the Bank of Canada’s daily exchange rate on December 9, 2021), the Initial Principal Amount would be convertible into a total of 19,389,313 Common Shares. Together with the New Warrants, which are exercisable for an additional 5,500,000 Common Shares, this represents an increase of approximately 8.38% in Orion’s securityholding percentage in respect of the Common Shares (based on there being 238,703,818 Common Shares issued and outstanding and assuming conversion in full of the Initial Principal Amount and exercise in full of its warrants).

Immediately prior to the Financing Transactions, the Orion Group owned 23,741,709 Common Shares and warrants to purchase 1,800,000 Common Shares, representing approximately 10.62% of i-80’s issued and outstanding Common Shares on a partially diluted basis (based on there being 238,703,818 Common Shares issued and outstanding and assuming exercise in full of its warrants). Immediately following the Financing Transactions, the Orion Group owned 23,741,709 Common Shares and warrants to purchase 7,300,000 Common Shares, representing approximately 12.62% of i-80’s issued and outstanding Common Shares on a partially diluted basis (based on there being 238,703,818 Common Shares issued and outstanding and assuming exercise in full of its warrants). Subject to the assumptions set forth above, following the conversion of the entire Initial Principal Amount, the Orion Group would own 43,131,022 Common Shares and warrants to purchase 7,300,000 Common Shares, representing approximately 19.00% of i-80’s issued and outstanding Common Shares on a partially diluted basis (based on there being 238,703,818 Common Shares issued and outstanding and assuming conversion in full of the Initial Principal Amount and exercise in full of its warrants).

Orion has acquired the securities referred to herein for investment purposes. The Orion Group has no current plan or intentions which relate to, or would result in, acquiring additional securities of i-80, disposing of securities of i-80, or any of the other actions requiring disclosure under the early warning reporting provisions of applicable securities laws. Depending on market conditions, the Orion Group’s view of i-80’s prospects and other factors the Orion Group considers relevant, the Orion Group may acquire additional securities of i-80 from time to time in the future, in the open market or pursuant to privately negotiated transactions, or may sell all or a portion of its securities of i-80.

This news release is being issued under the early warning reporting provisions of applicable securities laws. An early warning report with additional information in respect of the foregoing matters will be filed and made available under the SEDAR profile of i-80 at www.sedar.com. To obtain a copy of the early warning report, you may also contact Dov Lader, Deputy General Counsel of Orion Resource Partners (USA) LP at 212-596-3467. Orion Mine Finance Management III LLC’s address is 251 Little Falls Drive, Wilmington, Delaware, USA, 19808. Orion Mine Finance Management II Limited’s address is Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11 Bermuda. i-80’s head office is located at 666 Burrard Street, Suite 2500, Park Place, Vancouver, BC, V6C 2X8.

Forward-Looking Information

Certain statements in the press release are forward-looking statements and are prospective in nature, including statements with respect to conversion of the principal amount of the Convertible Loan into Common Shares, the exercise of warrants, the closing of the Gold Prepay Agreement and Silver Stream Agreement and the Orion Group’s future intentions regarding the securities of i-80. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements should therefore be construed in light of such factors, and the Orion Group is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.